DSM Press Release

DSM, Corporate Communications,
[redacted]therlands
5740680

DSM

Shanghai (PRC) / Heerlen (NL), 14 September 2006

<u>DSM to invest in new polymer plant in China to produce Akulon® PA6</u>

Royal DSM N.V. today announces that it has decided to invest in a new facility at its Jiangyin site, Jiangsu province, to produce high viscosity grades of Akulon® polyamide 6 (PA6). The new plant is expected to come on stream in Q2 2008. The major proportion of the production is targeted at packaging film producing companies in Asia-Pacific. The investment will amount to several tens of millions of USD.

"An increased presence in emerging economies is a key objective of DSM's strategy Vision 2010 – Building on Strengths," said Jos Goessens, President of DSM Engineering Plastics. *"China, of course, represents an almost unimaginably large market opportunity, thanks to the country's vast population and increasing standard of living. This is especially true in areas such as food packaging – an area where our products bring high value. Together with our recent Chinese investments in a new compounding facility and a development center, the new polymer plant will give DSM a major depth of operations in China and Asia."*

The new plant will be built at DSM Engineering Plastics' site in Jiangyin where DSM operates a compounding plant that was opened in April this year. The new plant will draw its caprolactam feedstock from the DSM Nanjing Chemical Company, a joint venture of DSM and Sinopec that produces caprolactam in Nanjing. The new polymer facility will make DSM unique in producing the full PA6 chain, raw materials, polymer and compounded product in China.

The new plant will use leading technology and will be equipped with best-in-class safety, health and environmental compliance systems. In addition to meeting the growing local demand of the Chinese market, the new plant will also serve as a prime sourcing base for the entire Asia Pacific region. The facility design allows for additional capacity expansion to accommodate further growth in demand in the future.

In addition to the production plants, DSM's Asia Pacific Regional Development Service Center operates from the same Jiangyin site, bringing local availability of development, applications, and technical expertise to customers, as DSM is doing in other parts of the world.

DSM Engineering Plastics
DSM Engineering Plastics is a business group forming part of DSM's Performance Materials cluster. DSM Engineering Plastics is a global supplier of Stanyl® PA 46 and Akulon® 6 and 66 polyamides, Arnitel® TPE-E, Arnite® PBT and PET polyesters, Xantar® polycarbonate, Yparex® extrudable adhesive resins, and Stamylan® UH Ultra High Molecular Weight PE. These materials are used in technical components for electrical appliances, electronic equipment and cars, in barrier packaging films as well as in many mechanical and extrusion applications. The business group had annual sales of EUR 705 million in 2005. It employs 1400 people worldwide and has 8 production locations in Europe, USA and Asia. With Stanyl®, it is the global market leader in high heat polyamides. More information about DSM Engineering Plastics can be found at www.dsmep.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com